Exhibit 99.1

FOR IMMEDIATE RELEASE

MCE Finance Limited Announces Senior Notes Offering

January 28, 2013 — Melco Crown Entertainment Limited (“Melco Crown Entertainment” or the “Company”) (SEHK: 6883) (NASDAQ: MPEL), a developer, owner and, through its subsidiary Melco Crown Gaming (Macau) Limited, operator of casino gaming and entertainment resort facilities currently focused on the Macau market, announces that its subsidiary, MCE Finance Limited (“MCE Finance”), intends to conduct an international offering of senior notes due 2021, the net proceeds of which will be used (i) to repurchase in full MCE Finance’s US$600 million 10.25% senior notes due 2018 issued on May 17, 2010 and fund the related redemption costs, and (ii) the entire remainder of the net proceeds thereafter for the partial repayment of the RMB2.3 billion (equivalent to US$364.9 million) 3.75% bonds due 2013 issued by Melco Crown Entertainment on May 9, 2011.

MCE Finance is a wholly owned subsidiary of Melco Crown Entertainment.

The notes will be senior obligations of MCE Finance, rank equally with all of MCE Finance’s existing and future senior indebtedness, rank senior to all of MCE Finance’s existing and future subordinated indebtedness and be effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The notes will be guaranteed by certain of MCE Finance’s subsidiaries. Melco Crown Entertainment will not be a guarantor for the notes.

The interest rate and other terms of the notes will be determined at the time of pricing of the offering.

Approval in-principle has been received for the listing of the notes on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Approval in-principle for the listing and quotation of the notes on the SGX-ST are not to be taken as an indication of the merits of the notes, MCE Finance or the guarantors.

The notes are being offered in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States pursuant to Regulation S under the Securities Act. The notes have not been, and will not be, registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state law.

Nothing in this announcement constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and, through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities currently focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, cinematically themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575/+852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767/+852 3151 3767

Email: maggiema@melco-crown.com

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